UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Trico Marine Services, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

896106200
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Portside Growth and Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	6	SHARED VOTING POWER 0 shares
7
SOLE DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	8	SHARED DISPOSITIVE POWER 0 shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	6	SHARED VOTING POWER 0 shares
7
SOLE DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	8	SHARED DISPOSITIVE POWER 0 shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	6	SHARED VOTING POWER 0 shares
7
SOLE DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	8	SHARED DISPOSITIVE POWER 0 shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6
SHARED VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	7	SOLE DISPOSITIVE POWER 0 shares
8
SHARED DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6
SHARED VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	7	SOLE DISPOSITIVE POWER 0 shares
8
SHARED DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6
SHARED VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	7	SOLE DISPOSITIVE POWER 0 shares
8
SHARED DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 896106200

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6
SHARED VOTING POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

	7	SOLE DISPOSITIVE POWER 0 shares
8
SHARED DISPOSITIVE POWER

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

$39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 964,869 shares of Common Stock, and $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027, convertible into 201,324 shares of Common Stock (see Item 4(a))

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 896106200

Item 1(a).	Name of Issuer:

Trico Marine Services, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

3200 Southwest Freeway, Suite 2950
Houston, Texas 77027

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Portside Growth and Opportunity Fund (“Portside”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Cayman Islands

Ramius LLC (“Ramius”)
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

C4S & Co., L.L.C. (“C4S”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: Delaware

Peter A. Cohen (“Mr. Cohen”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Morgan B. Stark (“Mr. Stark”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Thomas W. Strauss (“Mr. Strauss”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

Jeffrey M. Solomon (“Mr. Solomon”)
c/o Ramius LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Citizenship: United States

CUSIP NO. 896106200

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

896106200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/           Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, Portside beneficially owns (i) $39,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028 (the “2028 Notes”), convertible into 964,869 shares of Common Stock plus cash for any fractional shares (not counting any accrued and unpaid interest on the 2028 Notes) and (ii) $8,745,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 15, 2027 (the “2027 Notes”), convertible into 201,324 shares of Common Stock plus cash for any fractional shares (not counting any accrued and unpaid interest on the 2027 Notes.  Pursuant to the terms of the 2028 Notes, Portside has the right to convert any of the 2028 Notes into Common Stock provided Portside would not beneficially own more than 9.99% of the outstanding shares of Common Stock after any such exercise.

CUSIP NO. 896106200

Ramius is the investment manager of Portside, with the power to direct some of the affairs of Portside, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock.  C4S is the managing member of Ramius and in that capacity directs its operations.  Messrs. Cohen, Stark, Strauss and Solomon are the sole managing members of C4S, and in that capacity, direct its operations.  As a result, each of Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon, may be deemed to beneficially own the shares of Common Stock underlying the $39,000,000 aggregate principal amount of the 2028 Notes and the $8,745,000 aggregate principal amount of the 2027 Notes beneficially owned by Portside.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  In addition, each of Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the shares beneficially owned by Portside and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class:

Based on 15,500,695 shares of Common Stock issued and outstanding as of September 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2008.  Assuming the conversion of the 2028 Notes and 2027 Notes, (i) Portside may be deemed to beneficially own approximately 7.0% of the outstanding shares of Common Stock of the Company, and (ii) each of Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon may be deemed to beneficially own approximately 7.0% of the outstanding shares of Common Stock of the Company.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. 896106200

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Schedule 13G dated May 27, 2008.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 896106200

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

PORTSIDE GROWTH AND		RAMIUS LLC
OPPORTUNITY FUND
		By:	C4S & Co., L.L.C.,
By:	Ramius LLC,		as managing member
its investment manager
By:	C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss